Filed Pursuant to Rule 433

Registration No. 333-268495

November 29, 2022

PRICING TERM SHEET

$650,000,000 6.250% Senior Notes due 2053

The information in this pricing term sheet supplements the registration statement and the preliminary prospectus supplement and supersedes the information in the registration statement and the preliminary prospectus supplement to the extent inconsistent with the information in those documents. Terms used herein but not defined herein shall have the respective meanings as set forth in the preliminary prospectus supplement.

Issuer:	Diamondback Energy, Inc.

Format:	SEC Registered

Trade Date:	November 29, 2022

Settlement Date:	December 13, 2022 (T+10)

It is expected that delivery of the Notes will be made against payment therefor on or about December 13, 2022, which is the 10th business day following the Trade Date (such settlement cycle being referred to as “T+10”). Pursuant to Rule 15c6-1 under the Securities Exchange Act of 1934, as amended, trades in the secondary market generally are required to settle in two business days, unless the parties to any such trade expressly agree otherwise. Accordingly, purchasers who wish to trade the Notes on any date prior to two business days before the Settlement Date will be required to specify alternative settlement arrangements to prevent a failed settlement.

Anticipated Ratings:*	Moody’s: Baa2 (Stable)
S&P: BBB- (Stable)
Fitch: BBB (Stable)

Principal Amount:	$650,000,000

Maturity Date:	March 15, 2053

Benchmark Treasury:	UST 3.000% due August 15, 2052

Benchmark Treasury Price/Yield:	85-00 / 3.852%

Spread to Benchmark Treasury:	+240bps

Yield to Maturity:	6.252%

*Note: A securities rating is not a recommendation to buy, sell or hold securities and may be subject to revision or withdrawal at any time.

Price to Public:	99.985% of principal amount, plus accrued interest, if any from December 13, 2022

Coupon:	6.250% per annum

Interest Payment Dates:	March 15 and September 15, commencing March 15, 2023

Record Dates:	March 1 and September 1

Optional Redemption:	At any time prior to September 15, 2052, make whole call as set forth in the preliminary prospectus supplement (treasury rate plus 40 basis points), plus accrued interest to, but not including, the redemption date. At any time on or after September 15, 2052, at 100% of the principal amount plus accrued interest to the redemption date.

CUSIP/ISIN:	25278X AW9 / US25278XAW92

***

Joint Book-Running Managers:	TD Securities (USA) LLC
Citigroup Global Markets Inc.
Truist Securities, Inc.

Passive Bookrunners:	Credit Suisse Securities (USA) LLC
Morgan Stanley & Co. LLC
PNC Capital Markets LLC
U.S. Bancorp Investments, Inc.

Senior Co-Managers:	BofA Securities, Inc.
Barclays Capital Inc.
Capital One Securities, Inc.
Goldman Sachs & Co. LLC
J.P. Morgan Securities LLC
RBC Capital Markets, LLC
Scotia Capital (USA) Inc.
Wells Fargo Securities, LLC
BOK Financial Securities, Inc.
Comerica Securities, Inc.

The issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling TD Securities (USA) LLC toll free at 1-855-495-9846, Citigroup Global Markets Inc. toll-free at 1-800-831-9146 or Truist Securities, Inc. toll free at 1-800-685-4786.